Filed Pursuant to Rule 433

Registration No. 333-169400-02

March 30, 2012

Issuer Free Writing Prospectus dated March 30, 2012 relating to the

Preliminary Prospectus Supplement dated March 30, 2012

Final Term Sheet Relating To

$750 million 4.50% Senior Notes due 2022

$550 million 5.95% Senior Notes due 2042

This term sheet relates only to the notes referenced above and the related guarantees (together, the “securities”) and should be read together with the preliminary prospectus supplement dated March 30, 2012 (including the documents incorporated by reference therein and the accompanying prospectus dated September 16, 2010) relating to the offering before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer	Weatherford International Ltd., a Bermuda exempted company (“Weatherford”)

Guarantors	Weatherford International Ltd., a Swiss joint-stock corporation (Ticker: “WFT”) Weatherford International, Inc., a Delaware corporation

Ratings*	Baa2 (stable) Moody’s / BBB (stable) S&P

Securities	$750 million 4.50% Senior Notes due 2022

$550 million 5.95% Senior Notes due 2042

Format	SEC registered

CUSIP / ISIN No.	2022 Notes: 94707VAC4 / US94707VAC46

2042 Notes: 94707VAD2 / US94707VAD29

Trade Date	March 30, 2012

Expected Settlement	April 4, 2012 (T+3)

Maturity	2022 Notes: April 15, 2022

2042 Notes: April 15, 2042

Price To Public	2022 Notes: 99.855% of principal amount, plus accrued interest from April 4, 2012, if settlement occurs after that date; $748,912,500 total

2042 Notes: 99.291% of principal amount, plus accrued interest from April 4, 2012, if settlement occurs after that date; $546,100,500 total

Coupon	2022 Notes: 4.50% per year

2042 Notes: 5.95% per year

Interest Payment Dates	April 15 and October 15 of each year, beginning on October 15, 2012.

Benchmark Treasury	2022 Notes: 2.00% due February 15, 2022

2042 Notes: 3.125% due November 15, 2041

Benchmark Treasury Spot	2022 Notes: 2.218%

2042 Notes: 3.351%

Spread	2022 Notes: +230 bps over Benchmark Treasury

2042 Notes: +265 bps over Benchmark Treasury

Yield	2022 Notes: 4.518%

2042 Notes: 6.001%

Make Whole Call	2022 Notes: The greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +35 bps until January 15, 2022

2042 Notes: The greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +40 bps until October 17, 2041

Par Call	2022 Notes: On or after January 15, 2022

2042 Notes: On or after October 17, 2041

Denominations	$2,000 and multiples of $1,000 in excess of $2,000

Joint Bookrunners	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Co-Managers	UBS Securities LLC

Goldman, Sachs & Co.

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

DNB Markets, Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Barclays Capital Inc.

SunTrust Robinson Humphrey, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

HSBC Securities (USA) Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantors have filed a registration statement (including a prospectus), as well as a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This final term sheet does not contain a complete description of the notes or the offering. It should be read together with the prospectus supplement relating to the offering and the accompanying prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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